Exhibit 99.2

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

MANAGEMENT DISCUSSION AND ANALYSIS

For The Three and Six Month Periods Ended June 30, 2011
(Stated in Canadian Dollars)

This Management Discussion and Analysis of Entourage Mining Ltd. (the “Company”) provides analysis of the Company’s interim financial results for the three and six month periods ended June 30, 2011. The following information should be read in conjunction with the accompanying interim financial statements and related notes.

1.1 Date of Report

The following Management Discussion and Analysis (“MD&A”) for Entourage Mining Ltd. (“Entourage” or the “Company”) is prepared as of August 25, 2011 and should be read in conjunction with the interim financial statements and related notes for the three and six month periods ended June 30, 2011. Except as noted, all dollar amounts contained in this management discussion and analysis and in the interim financial statements are in Canadian dollars.

Forward-Looking Statements

This MD&A contains certain information that may be deemed “forward-looking information”. All information in this MD&A, other than information of historical fact, that address exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking information. Forward looking information is information that is not historical fact and is generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking information, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. The Company believes the expectations expressed in such forward-looking information are based on reasonable assumptions, limited to a period for which the information can be reasonably estimated and pursuant to the accounting policies., the Company expects to use in its historical financial statements. Such information is not a guarantee of future performance and actual results may differ materially from those in the forward-looking information. Forward-looking information is based upon current metal prices, availability of financing and general market conditions. Factors that could cause the actual results to differ materially from those in forward-looking information include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such information is not a guarantee of future performance and actual results or developments may differ materially from those projected in the forward-looking information.

Management’s Responsibility for Financial Statements

The information provided in this MD&A, including the interim financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of the future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

1.2 Nature of Business and Overall Performance

Entourage Mining Ltd. was originally incorporated under the name, Entourage Holdings Ltd., pursuant to the Company Act (British Columbia) on June 16, 1995. On June 25, 1996, we changed our name to Entourage Mining Ltd. On February 18, 1998, we became a reporting Issuer as defined under the Securities Act of the Province of British Columbia, Canada.

The Company’s shares have been publicly traded since February 2nd, 2004 when the Company was called for trading on the Over-The-Counter Bulletin Board in the United States. The Company is a reporting issuer in both the United States and in British Columbia.

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 1996 and currently have a mineral property option agreement to acquire:

  An unencumbered 100% interest in the Pires Gold Project located in Goias State, Central Brazil;

and has acquired:

  An unencumbered 65% interest in 47 prospective uranium claim blocks in Costebelle Township known as the Doran property in eastern Quebec;

and we intend to seek and acquire additional properties worthy of exploration and development.

Entourage is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the properties, and further exploration will be required before a final evaluation as to the economic and legal feasibility of all of our claims is determined.

Effective March 6, 2009 the Company's completed a reverse split of its shares of common shares at a ratio of one new share for every ten old shares held. The capitalization of 100,000,000 common shares with no par value remains the same after the reverse stock split; during the period ended September 30, 2010, shareholders of the Company approved the change of its authorized share capital to unlimited. The Company trades on the Over-The-Counter Bulletin Board under the symbol ENMGF.

Mineral Projects

The Pires Gold Project (Brazil)

Pires Property Description

The Company is exploring for Sediment Hosted Vein gold deposits on 8 mineral licenses covering approximately 12,000 hectares in southern Goiás State, Brazil. The Pires Gold Project (“Pires”) originally consisted of 5 mineral licenses covering more than 8,500 hectares (21,000 acres) located 2.5 hours drive on a paved highway that crosses the licenses from Brasilia (the capital of Brazil) and about 1 hour outside of the small city of Pires do Rio, Goiás State. Subsequent to the acquisition, the Company dropped two of the southernmost claim blocks and acquired 5 new claim blocks surrounding the original land package. The property is rectangular in shape and is approximately 8 kilometres long and 5 kilometres wide.

The Pires Property covers sericite schist, chlorite schist and quartzites that have been intensely weathered under oxidizing tropical conditions. Metamorphic foliation of the schists and quartzites dips mainly to the west, and appears to be tightly folded. These metamorphic rocks belong to the Brasilia Belt, a region where terrains from the west have been thrust eastward over the ancient (Archean) Sao Francisco craton.

Pires Property Agreements

On June 17, 2009, and as amended on November 13, 2009 and January 15, 2011, the Company signed a definitive Mineral Property Option agreement with Infogeo Servicos E Locacoes (“Infogeo”), a private arms length Brazilian company, whereby the Company acquired an option to acquire up to a 100% interest in the Pires Gold Project (“Pires” or the “Pires Property”), pursuant to the following terms:

To earn a 40% interest in the property (First Milestone), in year one:

(i)	pay to the Optionor (or its nominee) USD $50,000 as follows:
(A) USD $25,000 within seven days of the execution of this Agreement (paid), and
(B) USD$25,000 within 45 days of the execution of this Agreement (paid); and
(ii)	expend not less than USD $300,000 (the “First Target”) in exploration expenditures on the property on or before May 31, 2010 (incurred).

To earn an additional 20% (60 % total) interest in the property (Second Milestone), in year two:

(i)	paying USD $100,000 to the Optionor (or its nominee) on or before January 16, 2010 (paid), and
(ii)

expend not less than USD $300,000 (less the amount by which any exploration expenditures pursuant to item (ii) of the First Milestone exceeded the First Target) (the “Second Target”) in exploration expenditures on the property before January 16, 2011 (term extended – see below).

To earn an additional 15% (75% Total) interest in the property option (Third Milestone), in year three:

(i)	issue to the Optionor 100,000 common shares of the Company on or before January 16, 2011(issued), and
(ii)

expend up to USD $1,000,000 to complete and submit a final report by January 16, 2012 (term extended – see below), (Any excess expended in years one and two is to be applied against this $1,000,000 expenditure requirement).

Option to Purchase final 25% (100% total) (Upon completion of the Third Milestone)

Purchase up to 20% of an interest in the property, by paying the Optionor USD$1,000,000 for each 5% incremental interest in the Property, and USD $2,000,000 for the remaining 5% interest.

Pursuant to the amendment on November 13, 2009, the Company agreed to issue a total of 300,000 (150,000 issued prior to December 31, 2009 and 150,000 issued prior to December 31, 2010) common shares of the Company in return for extension of the Year 1 exploration expenditures requirement. The Company recorded $62,260 for 150,000 shares issued during the year ended December 31, 2009 in capital stock and $62,260 for remaining 150,000 shares as an obligation to issue shares as at December 31, 2009, which were issued during the year ended December 31, 2010.

Pursuant to an amendment on January 15, 2011, the Company received an extension from the Pires Gold Project optionor where the terms of its Second Milestone exploration expenditures have been extended from January 16, 2011 to November 1, 2011 and the Third Milestone exploration expenditures from January 16, 2012 to November 1, 2012 for consideration of US$25,000 to be paid no later than October 15, 2011.

On February 18, 2010, the Company signed a Letter of Intent (“LOI”) with Ansell Capital Corp., (“Ansell”) a TSX Venture listed company, pursuant to which Ansell proposed to acquire all of the outstanding and issued shares of the Company through a plan of arrangement (the “Plan of Arrangement”) under the British Columbia Corporations Act. The terms of the Arrangement will provide for a one to one common share, option and warrant swap between Ansell and the Company’s shareholders.

Pursuant to the terms of the LOI, Ansell agreed to: (a) advance no less than US $200,000 (advanced) to be jointly administered by Ansell and the Company, which funds to be spent on qualifying expenditures to satisfy the Company’s work commitments in respect of the Pires Property May 31, 2010 work commitment; and (b) advance the Company $75,000 (received) to pay certain agreed payables prior to the execution of the Definitive Agreement for a 25% interest in Entourage’s First Milestone of the Pires Gold project. The Company recorded the $75,000 payment received in 2010 against the mineral property costs. The Company has the right to re-purchase the 25% interest by paying back all advances by Ansell for a period of 12 months after termination of the LOI. On July 14, 2010, the Company was notified by Ansell that it would not be proceeding with the Plan of Arrangement.

Pires Exploration Activities

The Pires exploration program began with due diligence replication of reported highly enriched gold float samples. Entourage has collected float quartz vein, outcrop and soil samples with enriched gold concentrations. The five highest gold (Au) values to date are 405 grams per tonne (g/t), 297 g/t, 114, g/t, 80 g/t, 77 g/t, 70 g/t and 55 g/t (analyses completed at SGS-Geosol and Intertek Laboratories in Brazil, and ACME Analytical Laboratory in Canada). These highly enriched samples were collected from different parts of the property located up to 15 km apart on strike. Hand trenching has succeeded in exposing some of these occurrences as undeformed quartz veins in or close to bedrock near the float samples, and locally abundant concentrations suggest that other samples are also proximal to source.

The Pires Property covers metasedimentary strata that were deformed during the Neoproterozoic compressional event that formed the Brasilia thrust belt. Syn-deformational quartz veins and boudins comprise one of the two deposit types targeted for exploration on the Pires Property. Post deformational quartz veins carrying high values of gold possibly associated with the regional Transbrasiliano extensional event in the latest Neoproterozoic are the second deposit type targeted at Pires. Mineralization of the second, undeformed extensional quartz vein type is described in 2 places on the Property (the Garimpo, and Point 1 areas) located more than 13 km apart. To date, no mineral resource or reserves have been defined on the Property. The Pires Property merits further exploration and a two-phase program is recommended herein. Phase 1 includes: continuing surface sampling in unsampled or minimally sampled areas of the Property; completion of ongoing structural and geological mapping; surface geochemistry; hand trenching; a ground magnetic test grid; and 450 m of drilling. The estimated budget of the recommended Phase 1 program is CDN$220,500. Phase 1 was completed in early summer of 2010 which included drilling of 550 metres. Phase 2 requires further exploration work estimated at CDN$580,000. The largest recommended expenditure for Phase 2 is drilling to test an assumed 3 or 4 target areas. Please refer to the National Instrument 43-101 compliant report on the Pires property filed on SEDAR and EDGAR on February 17, 2010.

Future Exploration and Development

The Company is seeking financing for Phase 2 exploration on the Pires Gold Project.

The Doran Uranium Prospect (Quebec)

Doran Uranium Property Description

The Doran Uranium property consists of 47-contiguous mineral claims (polygons) covering approximately 2,473 hectares in the Baie Johan Beetz area of Costebelle Township, Quebec. The claim block is centered at GPS 548009 E and 5572265 N.

The Doran property is located in the southeastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometres west of Aguanish, approximately 109 kilometres east of Havre St. Pierre. The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometres to the north. Locally this area is known as “Moyenne Cote Nord” or middle coast north of the St. Lawrence Seaway.

The property is situated within the Costebelle Township, NTS map sheet 12 L/08. Access to the property is by daily scheduled flights to Natashquan-Aguanish, then by car from Aguanish to the Pashshibou River and to the southern part of the property.

The topography of the property for the most part is rolling hills having a maximum relief of 100 metres with elevation ranging from sea level to 100 metres. All mineralized areas of interest are located comfortably above sea and river levels.

The climate around the property area is characterized by long winters, generally extending from late October until mid-April.

Doran Uranium Property Agreements

By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in 44 claim blocks prospective for uranium situated in Costebelle Township in eastern Quebec (the “Doran Property”) in exchange for cash payments of $220,000, the issuance of 75,000 common shares and expenditures of $1,000,000 on the Doran Property over three years, as follows:

a.	$35,000 and 12,500 common shares within ten business days of the date of approval of the agreement (paid and issued);
b.	$35,000 and 12,500 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred);
c.	$75,000 and 25,000 common shares on or before March 15, 2007 (paid and issued); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. (“Abbastar”) – see below); and
d.

$75,000 (paid in 2008 by Abbastar – see below) and 25,000 common shares on or before March 15, 2008 (issued); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar – see below).

All the above terms have been met and the Company earned 100% interest of the property.

The property interest is subject to a 2.5% Net Smelter Return (NSR). The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

On February 13, 2007, the Company entered into an option agreement (the “Option”) with Abbastar Holdings Inc. (“Abbastar”), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 CDN (received) to the Company and spending $5,000,000 on the Doran Property over 4 years (the Company retains the right to purchase the NSR on the Doran Property). The TSX Venture Exchange approved this transaction on May 30, 2007. The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

- 20% interest by spending $500,000 on or before February 13, 2008 (incurred);
- 15% additional interest by expending an additional $1,000,000 on or before February 13, 2009 (incurred);
- 15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
- 20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

As of June 30, 2011, Abbastar had earned a 35% interest in the Doran property but has allowed the balance of their option to expire.

Competitive Factors in the Market for Mineral Resources

The Company has an option for the exploration of uranium in Quebec. It is anticipated that uranium generated power will become more accepted in the decades to come due to rising oil prices and political strife in the world’s oil producing regions continue. In 2010, the annual sales volume of U3O8 reached 42.8 million pounds and production of uranium, if any, by the Company would have no significant effect on the price of uranium.

Applicable Regulations and Permits

The Company has obtained the necessary work, environmental and regulatory permits required to undertake the exploration programs it is undertaking on its mineral properties. The Company anticipates that, assuming further planned work will be done, there will be no difficulties in obtaining necessary work, environmental and regulatory permits for further exploration work. The jurisdictions wherein our properties are located have long histories in mining exploration and are friendly and accommodating to mineral exploration.

Claim Status

All claims of the Doran Uranium Project are in good standing; furthermore, the Corporation has $1,335,273 in excess work credits (Dépenses Acceptées) that will be applied in increments of $1,200 per claim as the claims approach renewal; this will enable the Corporation to keep the claims in good standing to 2013 and beyond.

Doran Uranium Project Exploration Activities

Exploration, including geological mapping, rock sampling, trenching and shallow drilling on the Doran Uranium Deposit resulted in the estimation of a historical uranium resource which requires verification to conform to Canadian NI 43-101 geological reporting standards. Before these standards were initiated, previous work on the property, done by Aguanish Uranium Inc., Noranda and Lacana Mining, was successful in locating and partially exposing several potential target areas, including the Doran East Centre target where three holes were drilled (1978) 14 feet apart with cores returning values of 6.4, 6.4 and 9.2 Lbs. Per ton uranium (U3O8).

We expended $245,591 in exploration work on the property in fiscal year 2005 and a National Instrument 43-101 compliant report by Eric Ostensoe (P.Geo.) was commissioned. In late February 2006, Mr. Ostensoe completed his report and the Company posted the report on SEDAR and EDGAR (March 9, 2006) as well as on our website. We spent $346,166 on drilling and exploration in fiscal 2006 and reported drill results on July 20, 2006. As well, in July 2006, the Government of Quebec reimbursed our company $57,745 as part of the Province’s mining exploration incentive program. This rebate was based upon our 2005 drilling exploration expenses. In April 2007, an updated NI 43-101 Technical Report was prepared by Michel Proulx, M.Sc., P. Geo and Michel Boilly, Ph.D., P.Geo, both

Qualified Persons as that term is described in National Instrument 43-101, and this report was filed on SEDAR by Abbastar Holdings Ltd. on May 2, 2007.

To date, the Doran Showing, located at the south of Doran (drilled in 2006 & the Fall of 2007) and the North East grid have both been successfully drilled in confirming the presence of a series of sub-parallel uranium bearing pegmatites.

In total, over 6,000 metres have been completed on the Doran property by our company and Abbastar and the companies are encouraged that the goal of delineating a Rossing type (Namibia) uranium deposit may be realized.

The completion of the Fall 2008 exploration program earned Abbastar an additional 15% interest in the property and Abbastar has now earned a 35% interest in the Doran property but has allowed the balance of their option to expire.

For further information on the Doran Property, please refer to the 43-101 Technical Report dated February 19, 2009 located on our website at www.entouragemining.com.

Future Exploration and Development

The Company is currently not contemplating future exploration and development on its Doran Property due to the weakness in the weekly spot price of U3O8. As the Company has fulfilled the terms of the original sub-agreement with the vendor, there is no further required work commitment.

1.3 Selected Annual Information

N/A

1.4(a) Results of Operations for the Three Month Period Ended June 30, 2011

During the three month period ended June 30, 2011, the Company reported a net loss of $89,301 or $0.01 per share, as compared to a net loss of $130,316 or $0.01 per share for the three month period ended June 30, 2010. Expenses decreased from $130,316 in 2010 to $62,032 in the current period, a decrease of $68,284. This decrease was mainly attributable to:

  Mineral property costs decreased from $55,607 for the three month period ended June 30, 2010 to $9,065 for the three month period ended June 30, 2011. This decrease was due to reduced exploration expenditures on the Pires Gold Project in Brazil completed during the period due to a lack of working capital.

  Management fees decreased from $19,500 for the three month period ended June 30, 2010 to $15,000 for the three month period ended June 30, 2011. This decrease was due to the termination of a management agreement with an officer of the Company during the year ended December 31, 2010.

  Office and sundry expenses decreased from $18,945 for the three month period ended June 30, 2010 to $3,250 for the three month period ended June 30, 2011. This decrease was due to the management of the Company reducing its administration expenses due to lack of working capital.

1.4(b) Results of Operations for the Six Month Period Ended June 30, 2011

During the six month period ended June 30, 2011, the Company reported a net loss of $140,121 or $0.02 per share, as compared to a net loss of $267,372 or $0.03 per share for the six month period ended June 30, 2010. Expenses decreased from $267,372 in 2010 to $140,121 in the current period, a decrease of $127,251. This decrease was mainly attributable to:

  Mineral property costs decreased from $130,509 for the six month period ended June 30, 2010 to $60,458 for the six month period ended June 30, 2011. This decrease was due to reduced exploration expenditures on the Pires Gold Project in Brazil completed during the period due to a lack of working capital.

  Management fees decreased from $39,000 for the six month period ended June 30, 2010 to $30,000 for the six month period ended June 30, 2011. This decrease was due to the termination of a management agreement with an officer of the Company during the year ended December 31, 2010.

  Office and sundry expenses decreased from $31,008 for the six month period ended June 30, 2010 to $10,516 for the six month period ended June 30, 2011. This decrease was due to the management of the Company reducing its administration expenses due to lack of working capital.

Overall, the Company’s operating expenses decreased as compared to the prior period due to a reduction in the mineral exploration and administrative activity that occurred during the period ended June 30, 2011 due to a shortage of working capital. There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the financial statements.

1.5 Summary of Quarterly Results

In Canadian dollars

	2011	2011	2010	2010	2010	2010	2009	2009
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net sales	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
(Income)/Loss before other item	$62,032	$78,089	$33,308	$70,681	$130,316	$137,056	$460,811	$121,284
Net (Income)/Loss	$89,301	142,733	$(601,247)	$70,681	$130,316	$137,056	$825,171	$121,284
Net (Income)/Loss per share	$0.01	$0.01	$(0.07)	$0.00	$0.02	$0.02	$0.14	$0.02

The Company’s financial statements are expressed in Canadian dollars and have been prepared in accordance with U.S. generally accepted accounting principles.

NOTE: Effective March 6, 2009, the Company completed a reverse split of its shares of common shares at a ratio of one new share for every ten old share held. On April 22, 2010, the Company increased it authorized share capital from 100,000,000 common shares to unlimited. All previous references to shares of common stock and weighted average common shares outstanding as well as the basic and diluted loss per share have been restated to give affect to the 1:10 reverse stock split unless otherwise stated.

1.6 Liquidity

As of the date of this report, we have yet to generate any revenues from our business operations.

On June 30, 2011, the Company had $2,031 in cash compared to $3,217 on December 31, 2010. On June 30, 2011, the Company had a working capital deficiency of $412,582 compared to a working capital deficiency of $229,900 on December 31, 2010.

During the period ended June 30, 2010, the Company borrowed $10,000 from a public company with directors and officers in common, at an interest rate of 12% and a term of 3 months. Subsequent to June 30, 2011, the Company extended the term of the loan to 6 months.

As at June 30, 2011, the Company received $34,200 (December 31, 2010 - $Nil) in share subscriptions for a proposed private placement consisting of 10,000,000 units at $0.05 per unit for gross proceeds of $500,000. Each unit will consist of one common share and one share purchase warrant granting the holder to purchase one additional common share of the Company at $0.10 per common share for the first six months after the date of close, and $0.15 per share for the following eighteen months thereafter. The Company will pay a finders’ fee of 8%.

The Company anticipates it will require additional capital in the future to finance ongoing exploration of its properties and general and administrative expenses, such capital to be derived from the exercise of outstanding stock options and warrants and/or the completion of private placement financings. The Company may also seek short-

term loans from directors of the Company. There can be no assurance the Company will be able to obtain required financing in the future on acceptable terms to the Company.

1.7 Capital Resources

Our auditors have issued a going concern opinion on our audited financial statements for the year ended December 31, 2010. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin extracting, processing and selling minerals. Accordingly, we must raise cash continuously from sources other than the sale of minerals found on the properties. That cash must be raised from other sources. Our only other source for cash at this time is investments by others in Entourage Mining Ltd. We must raise cash to implement our projects and stay in business. Even if we raise money, we do not know how long the money will last. The Company must raise sufficient capital to fulfill its obligation on the Pires project. The Company requires financial resources to fund its ongoing costs of operations.

Entourage has historically relied upon equity financings to satisfy its capital requirements and will continue to depend heavily upon equity capital to finance its activities. The Company has also received additional funds pursuant to property option receipts. There can be no assurance the Company will be able to obtain required financing in the future on acceptable terms to the Company.

The Company anticipates it will need additional capital in the future to finance ongoing exploration of its properties, such capital to be derived from the exercise of outstanding stock options and warrants and/or the completion of private placements. The Company may also seek short-term loans from directors of the Company.

1.8 Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9 Transactions with Related Parties

Amounts payable to related parties as of June 301, 2011 of $93,228 (December 31, 2010 of $72,159) is owing to directors, former directors, to a company controlled by an officer and to a public company with directors in common, for management fees, consulting fees and for expenses paid on behalf of the Company. The amounts are non-interest bearing, unsecured, and have no fixed terms of repayment.

During the period ended June 30, 2011, the Company incurred $30,000 (period ended June 30, 2010 - $39,000) in management fees to its directors. The Company borrowed $10,000 from a public company with directors and officers in common, at an interest rate of 12% and an original term of 3 months which has subsequently been extended to a 9 month term.

The above transactions have been recorded at exchange amount being the amount of consideration established and agreed to by the related parties.

1.10 Second Quarter

2011 second quarter results differ significantly from the 2010 fourth quarter results due to an accounting restatement during the year ended December 31, 2009 and the associated adjustment of derivative liabilities in the fourth quarter of 2010. The financial statements for the year ended December 31, 2009 have been restated to correct the accounting for warrants that were issued in connection with a previous private placement. The exercise price of these warrants are denominated in United States dollars, which differs from the Company’s functional currency (Canadian dollars) and therefore these warrants cannot be considered to be indexed to the Company’s own stock. Accordingly, the fair value of the warrants must be accounted for as a derivative liability with changes in the fair value recorded in the statement of operations which were recorded in the fourth quarters of 2009 and 2010. These were non-cash transactions.

1.11 Proposed Transactions

As at June 30, 2011, the Company received $34,200 (December 31, 2010 - $Nil) in share subscriptions for a proposed private placement consisting of 10,000,000 units at $0.05 per unit for gross proceeds of $500,000. Each unit will consist of one common share and one share purchase warrant granting the holder to purchase one additional common share of the Company at $0.10 per common share for the first six months after the date of close, and $0.15 per share for the following eighteen months thereafter. The Company will pay a finders’ fee of 8%.

1.12 Critical Accounting Estimates

This section is not applicable, as the Company has no material accounting estimates. Material accounting estimates usually disclosed by resource issuers such as assumptions regarding depletion, resource and production values and capital write downs are not applicable to the Company as it is still at an exploration and development stage.

1.13 Changes in Accounting Policies including Initial Adoption

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial statements.

Mineral Claim Payments and Exploration Expenditures

The Company is primarily engaged in the acquisition and exploration of mining properties. Mineral property exploration costs are expensed as incurred. Mineral property acquisition costs are initially capitalized when incurred. The Company assesses the carrying cost for impairment under the FASB ASC topic 360 at each fiscal quarter end. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs subsequently incurred to develop such property are capitalized. Such costs will be amortized using the units-of-production method over the established life of the proven and probable reserves. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.

Income Taxes:

Income taxes are accounted for under the asset and liability method as stipulated by ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities or a change in tax rate is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced to estimated amounts to be realized by the use of a valuation allowance. A valuation allowance is applied when in management’s view it is more likely than not (>50%) that such deferred tax will not be utilized.

In the event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax position would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable. As of December 31, 2010, the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities.

Stock Based Compensation:

The Company has a stock-based compensation plan which is described more fully in Note 7 in the Interim Financial Statements dated June 30, 2011. The Company measures the compensation cost of stock options and other stock-based awards to employees and directors at fair value at the grant date and recognizes compensation expense over the requisite service period for awards expected to vest.

Except for transactions with employees and directors, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Additionally, the Company has determined that the dates used to value the transaction are either:

(1)	The date at which a commitment for performance by the counter party to earn the equity instruments is established; or
(2)	The date at which the counter party’s performance is complete.

Basic and Diluted Loss Per Share:

Basic net loss per share is computed by dividing the net loss attributable to the common stockholders by the weighted average number of shares of common stock outstanding during the reporting period. Diluted net income per common share includes the dilution that could occur upon the exercise of options and warrants to acquire common stock, computed using the treasury stock method which assumes that the increase in the number of shares is reduced by the number of shares that the Company could have repurchased with the proceeds from the exercise of options and warrants (which are assumed to have been made at the average market price of the common shares during the reporting period).

On January 1, 2009, the Company adopted changes issued by the FASB to the calculation of earnings per share. These changes state that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method for all periods presented. The adoption of this change had not impact on the Company’s basic or diluted net loss per share because the Company have never issued any share-based awards that contain nonforfeitable rights.

Potential shares of common stock are excluded from the diluted loss per share computation in net loss periods as their inclusion would be anti-dilutive.

At June 30, 2011 and August 25, 2011, the Company had 10,368,103 (December 31, 2010 – 10,268,103) shares of common stock issued and outstanding, 1,613,162 (December 31, 2010 – 1,613,162) warrants outstanding and 720,000 (December 31, 2010 – 720,000) options outstanding.

Exploration Stage Company:

The Company has not produced any revenues from its principal business or commenced significant operations and is considered an exploration stage company as defined by SEC Guide 7 with reference to Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) topic 915. In the exploration stage, management devotes most of its time to conducting exploratory work and developing its business.

1.14 Financial Instruments and Other Risks

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations other than those costs for reclamation disclosed under “Environmental Law” herein.

The Company is not exposed to significant credit concentration or interest rate risk.

The Company’s functional currency is the Canadian dollar. The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use any hedging or derivative instruments to reduce its exposure to foreign currency risk.

1.15 Other MD & A Requirements

Disclosure of Outstanding Share Capital

			Additional
	Number		Paid In
	of Shares	Amount	Capital

Authorized
Unlimited common shares, without par value

Issued
Balance, December 31, 2009	7,738,693	$12,828,348	$3,263,866
Issued for private placement	1,613,162	247,214	-
Transfer derivative liability for warrants issued	-	(125,435)	-
Issued for mineral properties	150,000	62,260	-
Warrants exercised at US$0.20 per share	766,248	159,620	-
Transfer derivative liability for warrants exercised	-	134,800	-

Balance, December 31, 2010	10,268,103	$13,306,807	$3,263,866
Issued for mineral properties	100,000	15,000	-

Balance, June 30, 2011 and August 25, 2011	10,368,103	$13,321,687	$3,263,866

Effective March 6, 2009, the Company completed a reverse split of its common shares at a ratio of one new share for every ten old share held. All previous references to shares of common stock, weighted average common share outstanding, stock options and warrants have been restated to give effect to the 1:10 reverse stock split unless otherwise stated. Effective April 22, 2010, the Company increased its authorized share capital to unlimited.

During the year ended December 31, 2010, the Company closed a private placement of 1,613,162 units (at a price of US $0.15 per unit) for gross proceeds of US$241,974. Each unit consisted of one common share and one share purchase warrant exercisable on or before January 25, 2011 at a price of US $0.25 per share. The estimated fair value of the warrants is $125,435 using the Black Scholes option pricing model using a 1 year term, an expected volatility of 467% and a risk free interest rate of 0.28%. The fair value of the warrants is included in Derivative liabilities. The Company paid a total $6,868 for legal fees which have been recorded as share issue costs.

During the year ended December 31, 2010, 766,248 shares were issued pursuant to the exercise of warrants at US$0.20 per share. $134,800 was transferred from derivative liabilities to Capital Stock for the exercised warrants.

Pursuant to the Mineral Property Option agreement for the Pires Gold Project, on February 22, 2011, the Company issued 100,000 common shares with a fair value of CDN$15,000.

Warrants

		Weighted Average	Weighted
	Warrants	Exercise Price	Average
	Outstanding	(US$)	Life
Balance December 31, 2009	3,684,500	0.20	0.45
Issued during the year	1,613,162	0.25	-
Exercised during the year	(766,248)	0.20	-
Expired during the year	(2,918,252)	0.20	-
Balance, December 31, 2010, June 30, 2011 and August 25, 2011	1,613,162	0.25	0.57

On January 25, 2010, pursuant to a private placement, 1,613,162 warrants at an exercise price of US$0.25 per share were issued. Each warrant is exchangeable for one common share and expires on January 25, 2011. During the period ended June 30, 2011, the Company extended the expiry date of the warrants by one year to January 25, 2012 with no other changes to the terms of the warrants.

Stock Options

Activity under the Stock Option Plan is summarized as follows:

		Weighted Average
		Exercise Price	Weighted
	Options	(U.S. $)	Average
	Outstanding		Life
Balance, December 31, 2009	720,000	0.35	4.60
Balance, December 31, 2010, June 30, 2011 and August 25, 2011	720,000	0.35	3.10

During the six month period ended June 30, 2011 and period ended August 25, 2011, no stock options were granted, repriced or exercised.

The current directors and officers of the Company are:

Dr. Paul Shatzko, Chairman of the Board, Director
Mr. Gregory F Kennedy, President, CEO and Director
Mr. James A. Turner, Director
Mr. Pradeep Varshney, Chief Financial Officer

Website

The Company maintains a website at www.entouragemining.com which serves as an information source for its investors.

Entourage Mining Ltd.

“Gregory F. Kennedy”

Gregory F. Kennedy
President and Director
August 25, 2011